

Adrian Vargas · 3rd

Chairman & CEO at IMorph Smart Health Technologies

Boca Raton, Florida, United States · Contact info

500+ connections

 iMorph Smart Health Technologies

North Carolina State University

Experience


Chairman of the Board
iMorph Smart Health Technologies
Nov 2018 – Present · 3 yrs 1 mo


President
iMorph Smart Technologies, LLC.
May 2016 – Present · 5 yrs 7 mos
Boca Raton, Fl

By combining ground breaking wearable technology with self-help psychology we are changing bad behaviorial habits by replacing them with new ones through our automated services.

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 Quit Smoking with The CigFree Smart Band b...


Chief Executive Officer
Smart AV, LLC.
Jun 2014 – Nov 2021 · 7 yrs 6 mos
445 S Federal Hwy, Boca Raton FL 33432

Automation design, engineering and integration systems for residential, hotels, resorts and commercial entertainment and energy management.

Offering the world's most elegant solutions for control, convenience and comfort o ...see more

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President, Design Engineer
Las Olas Home Theater & Automation Systems, Inc.
Jan 2006 – Nov 2009 · 3 yrs 11 mos
1301 E. Las Olas Blvd, Fort Lauderdale, Fl 33301

Authorized Dealer for Crestron, AMX, Lutron, Meridian among others.

Certified AMX ACE Designer, AMX ACE Installaer, Meridian Design, Lutron Design

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COB & President
TigerHomes, Inc
1997 – 2001 · 4 yrs

Education


North Carolina State University


LEES MCRAE
1990 – 1991
Activities and Societies: Ski Team

APEX HIGH '90 Apex, N.C., LEES MCRAE COLLEGE '91Banner Elk N.C., NC STATE 92' Raleigh, NC


North Carolina State University

Licenses & certifications

AMX ACE Certified Design and Instalaltion, Crestron, Savant Control4 Design , Meridian Audio Installation Certification
AMX

See credential